東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 FEB 14 A 10:02

[redacted]

08000771

February 8, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Voluntary Recall and Replacement of Electric Beds Free of Charge dated February 5, 2008

Thank you very much for your attention.

Yours truly,

PROCESSED
FEB 20 2008
THOMSON FINANCIAL

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

February 5, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Voluntary Recall and Replacement of Electric Beds Free of Charge

Belluna Co., Ltd. announces that it has found that an accident occurred in which a child died, accidentally becoming caught between the mattress and the headboard of Neo Universal Electric Beds sold by the Company. Major causes for this accident were the remote control of the bed developed a fault, the concerns about safety on designing of the remote control, and the strong folding force of the mattress. Following this discovery, the Company has decided to take action to prevent any further accidents, giving top priority to customer safety. Specifically, the Company will provide comprehensive information about the risks of accidents to customers currently using the beds, to draw their attention to the risks. In addition, the Company will voluntarily recall the beds and other beds in the same series, and replace them with modified products free of charge.

The Company regrets any inconvenience its actions cause customers, and kindly asks for their understanding and cooperation.

Description

1. Events Leading to Incident and Response

(1) Events

December 7, 2005	A customer purchased the bed.
Around March 2006	The remote control of the bed that caused the accident developed a fault. (The cause of the fault is unknown. The Company received no repair or replacement request.)
December 9, 2007	An accident occurred (in which a child died, accidentally becoming caught between the mattress and the headboard.)
December 14, 2007	The customer reported the accident to the National Consumer Affairs Center of Japan, which informed the Company of the accident.
December 21, 2007	The Company submitted a report on the accident to the Ministry of Economy, Trade and Industry.
December 26, 2007	The National Consumers Affairs Center published an outline of the accident.

December 26, 2007	The Ministry of Economy, Trade and Industry published details of the accident in a notice titled "Announcement of a Serious Accident Involving a Consumer Product."
January 29, 2008	The National Consumers Affairs Center carried out product inspections on similar electric beds sold by the Company and its competitors.
February 5, 2008	The Company elected to voluntarily recall the beds, and to replace them with modified products free of charge.
February 5, 2008	The Ministry of Economy, Trade and Industry published information, including the name of the company, model, accident details, cause and measures to prevent a recurrence.

* No similar accident had been reported prior to this instance.

(2) Responses

After confirming the accident, the Company contracted with an external inspection agency to conduct tests on products similar to the bed involved to determine the cause of the accident, and to confirm the safety of its products. The Company has recently received the results of the tests that had been conducted by the National Consumer Affairs Center and by the external inspection agency since the end of January 2008. Taking these results very seriously, the Company decided to draw it to the attention of customers currently using the beds, and to voluntarily recall the beds and replace them with modified products free of charge.

2. Determination of the Cause of the Accident

With respect to the cause of the accident in question, the Company takes the view that the accident occurred from an overlap of the following factors, taking into consideration evidence including the results of the tests undertaken by the National Consumer Affairs Center and by the third party inspection agency, the conditions at the time of the accident reported by the family of the victim, and a study of past complaints.

(1) Major causes

1. The safety measure on designing of the remote control was not adequate.
2. The bed mattress had a strong folding force.
3. There was a space at the head of the bed where a young child could enter, and a young child did enter that space.
4. The remote control was being used in a state of malfunction.

(Reference: Electric reclining spring bed "Neo Universal")


1. Remote control
2. Folding force
3. Space a child could enter

3. Measures to Prevent a Recurrence

Based on the results of the causal investigation stated above, in addition to the bed involved, the Company placed products in the same series within the scope of its voluntary recall and free product replacement, to ensure product safety and to free customers from any anxiety. The Company will take these preventive measures to assure safety.

(1) Products subject to the voluntary recall and free replacement

Commodity name	Type	Units sold	Sales launch	Sales termination
Neo Universal	Single	6,667	April 2005	May 2006
	Reduced-size double	1,624	April 2005	May 2006
	Double (*)	736	April 2005	May 2006
	Sub total	9,027		
Universal 5	Single	10,723	December 2005	December 2006
	Reduced-size double	2,601	December 2005	November 2006
	Sub total	13,324		
Universal DX	Single	100	July 2006	July 2006
	Reduced-size double	16	July 2006	July 2006
	Sub total	116		
Universal 6	Single	1,418	November 2006	October 2007
	Reduced-size double	334	November 2006	October 2007
	Sub total	1,752		

Commodity name	Type	Units sold	Sales launch	Sales termination
Universal 7	Single	328	September 2007	January 2008
	Reduced-size double	71	September 2007	January 2008
	Sub total	399		
Total		24,618		

(*: The accident involved this type.)

(2) Delivery of the notice, to alert customers and inform them of the voluntary recall and free replacement (scheduled to begin on February 6, 2008)

[Notification methods]

1. Direct mail, telephone call, facsimile transmission and e-mail, etc.
2. Announcement at the Company's website

(3) Improvement methods

[Remote control]

1. Installation of a master electrical switch
2. Adoption of concave remote control buttons (Remote controls for existing models have convex buttons.)
3. Strengthening of remote control buttons
4. Waterproofing
5. Affixing of a warning sticker

[Main bed unit]

1. Installation of a driving mechanism that prevents the motor from applying excessive force when a user has a hand or head caught between frames
2. Installation of safety mesh (in the frame section)
3. Affixing of a warning sticker

(4) Replacement method

The Company will replace the remote control and the drive unit currently used with safer counterparts, and install a safety mesh.

(5) Replacement period

Middle of March 2008 onwards (schedule)

4. Strengthening of Internal Organization to Ensure Product Safety
Fully recognizing the gravity of the accident in question, the Company is committed to strengthening preventive measures and its risk management organization to ensure that such an accident never occurs again. The Company will apply stricter safety standards to products that could lead to accidents resulting in injury or death in particular, in an attempt to improve their safety and to manage them thoroughly.

5. Impact on Business Performance
The Company is currently calculating the costs required for the voluntary recall and free replacement of the beds, including the cost of adjustments using external contractors. The Company will make an immediate announcement if business forecasts need to be revised in the future.

- END -

END